Section

MAR 03 2008

08029490

AB*
3/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Washington, DC
106

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67227

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Dimension Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

91 Fifth Avenue. 5th Floor
(No. and Street)

New York	New York	10003
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip G. Potter, Partner — (212) 531-8502
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Amundsen, CPA
(Name – *if individual, state last, first, middle name*)

110 Wall Street, 11th Floor	NY	NY	10005
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 2 4 2008
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip Potter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dimension Securities, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Partner

Title

Notary Public

Ralph A. Daluto, Jr.
Notary Public, State of New York
No. 02DA5013902
Qualified In Richmond County
Commission Expires October 11, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Joseph Amundsen
Certified Public Accountant
110 Wall Street, 11th Floor
New York, NY 10005
212/709-8250

Independent Auditor's Report

To the Members of Dimension Securities LLC:

I have audited the accompanying statement of financial condition of Dimension Securities LLC as of December 31, 2007, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the Statement of Financial Condition presents fairly, in all material respects, the financial position of Dimension Securities LLC at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Joseph Amundsen, CPA
New York, New York
February 25, 2008

Dimension Securities LLC

Statement of Financial Condition

December 31, 2007

Assets		
Cash	$	10,821
Receivables from brokers or dealers		138,306
Prepaid expense		5,404
Total Assets		154,531
Liabilities and Member's Equity		
Accounts payable and accrued expenses		81,543
Total Liabilities		81,543
Member's equity		72,988
Total Member's Equity		72,988
Total Liabilities and Member's Equity	$	154,531

See accompanying notes to financial statements.

Dimension Securities LLC

Notes to Financial Statements

For the Year Ended December 31, 2007

1. Significant Accounting Policies

Dimension Securities LLC (the Company) was organized in the State of New York. The Company is an introducing broker-dealer registered the Securities and Exchange Commission, and is a member of FINRA.

The Company prepares its financial statements on the accrual basis of accounting. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company was in compliance with these regulations.

3. Income Taxes

The Company is a single member limited liability company and has the option to be treated as a "disregarded entity" for income tax purposes. The Company is liable for NYS minimum tax, and NYC unincorporated business tax.

4. Related Parties

The Company licenses facilities management services from a related party. The related party provides facilities management services to the Company, including technology, rent, equipment, furniture, utilities, facilities and administrative support.

5. Receivables from Brokers or Dealers

The company uses a clearing broker with whom it has a correspondent relationship for clearance and depository services in accordance with the terms of a clearing agreement. In connection therewith, the Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain as a result of the failure of the Company to satisfy its obligations in connection with security transactions. As of December 31, 2007, obligations to the clearing broker were collateralized by cash and securities with a market value in excess of the obligations.

END